UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: August 31, 2020 |
| Estimated average burden hours per response...... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67449 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DELANEY EQUITY GROUP LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2401 PGA BLVD, Suite 110
(No. and Street)

PALM BEACH GARDENS (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARILYN O'LEARY (561) 202-6004
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. SYBELIA AVE., SUITE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David C. Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELANEY EQUITY GROUP LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

STACEY FOWLER
Notary Public – State of Florida
Commission # GG 116013
My Comm. Expires Oct 5, 2021
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DELANEY EQUITY GROUP LLC

**Financial Statement**

**December 31, 2017**

**Public Document**

**Delaney Equity Group LLC**

**Contents**

# Ohab and Company, P.A.

| | | |
|---|---|---|
| 100 E. Sybelia Ave. Suite 130<br>Maitland, FL 32751 | *Certified Public Accountants*<br>Email: pam@ohabco.com | Telephone 407-740-7311<br>Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Delaney Equity Group, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company is the subject of a disciplinary proceeding that is being referred to the Department of Justice that could raise doubt about its ability to continue as a going concern.

### Basis for Opinion

This financial statement is the responsibility of Delaney Equity Group, LLC's management. Our responsibility is to express an opinion on Delaney Equity Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Delaney Equity Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Ohab and Company, PA*

Ohab and Company, PA

We have served as Delaney Equity Group, LLC's auditor since 2011.

Maitland, Florida

March 27, 2018

**Delaney Equity Group LLC**
**Statement of Financial Condition**
**December 31, 2017**

## ASSETS

**Assets:**

| | | |
|---|---|---|
| Cash | $ | 143,805 |
| Securities owned | | 4,126,156 |
| Due from clearing broker | | 1,765,345 |
| Deposit with clearing broker | | 100,000 |
| Accounts receivable | | 3,000 |
| Prepaid expenses | | 105,491 |
| Deposits | | 631 |
| **Total assets** | $ | 6,244,428 |

## LIABILITIES AND MEMBER'S EQUITY

**Liabilities:**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | | 551,961 |
| Commissions/brokers payable | | 408,264 |
| Due to clearing broker | | 1,370,548 |
| Securities sold, not yet purchased | | 16,461 |
| Interest payable on subordinated borrowings | | 94,792 |
| Subordinated borrowings | | 325,000 |
| Other | | 110,361 |
| **Total liabilities** | $ | 2,877,387 |
| **Member's Equity** | | 3,367,041 |
| **Total liabilities and member's equity** | $ | 6,244,428 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Delaney Equity Group, LLC (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully-disclosed basis through COR Clearing LLC ("COR") formerly Legent Clearing LLC. COR provides services, maintains custody of customer funds and securities, and remits monthly activity statements to customers on behalf of the Company.

## Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company prepares its financial statement in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Use of Estimates
The preparation of a consolidated financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the consolidated financial statements, as well as their related disclosures. Actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Customers' security transactions are reported on a settlement date basis to the customer.

Securities Owned and Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased that are readily marketable are valued at fair value based on quoted market prices. Securities owned that are not readily marketable (if any) are carried at fair value based on management's estimate of fair value. See Note 4 for further discussion.

Included in Securities owned are securities that have a limited trading market and/or certain restrictions on trading and, therefore, may be illiquid and/or restricted. Such securities have been valued at fair value in accordance with the procedures described in Note 4. Due to the inherent uncertainty of valuation, these values may differ from the values that would have been used had a readily available market for the securities existed.

## Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments
Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments

Cash and Cash Equivalents
Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

New Pronouncement
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. Management expects the adoption to not have an impact on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15,2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

## Note 3 – TRANSACTIONS WITH CLEARING BROKER

The Company has a clearing agreement with COR to handle the clearing and depository operations for the Company's securities transactions. At December 31, 2017, due from clearing broker includes: cash on hand with the clearing broker ($1,125,984), commissions earned as an introducing broker for the transactions of its customers and net realized principal trading gains ($612,932), and proceeds from initializing short position of ($26,428).

At December 31, 2017, the Company had $100,000 in deposits consisting of cash on deposit with COR as required under the Company's clearing agreement. The deposit account will be maintained by COR and can be used by COR to satisfy any claims against the Company and customers introduced by the Company. The Company is required to maintain the deposit for the duration of the clearing agreement. Due to clearing broker represents amounts owed to the clearing broker including the cost basis of securities owned and held at the clearing broker ($1,370,548). The amounts payable are collateralized by securities owned by the Company. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

## Note 4 – FAIR VALUE MEASUREMENTS

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstance.

## Note 4 – FAIR VALUE MEASUREMENTS (continued)

The fair value hierarchy is categorized into three levels based on inputs as follows:

*Level 1* - Quoted prices in active markets for identical assets or liabilities

*Level 2* - Inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets.

*Level 3* - Inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are observable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

## Note 4 – FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2017:

| | Quoted Prices in Active Markets for Identical Assets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 | Fair Value Measurements as of December 31, 2017 |
|---|---|---|---|---|
| Assets: | | | | |
| Securities owned: | | | | |
| Equity securities | $ 1,235,908 | $ 2,890,248 | $ - | $ 4,126,156 |
| | $ 1,235,908 | $ 2,890,248 | $ - | $ 4,126,156 |
| Liabilities: | | | | |
| Securities sold, not yet purchased: | | | | |
| Equity securities | $ 16,461 | $ | $ | $ 16,461 |
| | $ 16,461 | $ - | $ - | $ 16,461 |

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

*Cash and cash equivalents, Due from Clearing Broker, Deposit with Clearing Broker, Due to Clearing Broker, and Subordinated Borrowings.*

For these financial instruments, the carrying amount is a reasonable estimate of fair value.

*Securities owned*
For over-the-counter securities, the fair value approximates quoted prices in active markets for identical assets.

The estimated fair values of the Company's financial instruments are as follows:

| | Carrying Amount | Fair Value |
|---|---|---|
| Financial assets: | | |
| Deposit with clearing broker | $ 100,000 | $ 100,000 |
| Due from clearing broker | 1,765,345 | 1,765,345 |
| Securities owned, not yet sold, at market value | 4,126,156 | 4,126,156 |
| | | |
| Financial liabilities: | | |
| Due to clearing broker | 1,370,548 | 1,370,548 |
| Interest payable on subordinated borrowings | 94,792 | 94,792 |
| Subordinated borrowings | 110,361 | 110,361 |
| Securities sold, not yet purchased | 16,461 | 16,461 |

## Note 5 – NOTE RECEIVABLE

The Company entered into an interest bearing secured commercial promissory note on August 20, 2015. The $45,000 note bears a 5% annual interest and is due six (6) months from August 20, 2015. The note is secured by share certificates in two securities. On November 20, 2015 the secured commercial promissory note was amended from a debt instrument to a security agreement. The company agreed to receive the securities for the $45,000 consideration of the note. On January 16, 2016 the firm received one of the securities with a value of $5,000. As of December 31, 2016, the company has not received the remainder $40,000. The Company management determined this receivable as uncollectible. $40,000 in securities receivable was written off as of December 31, 2017.

## Note 6 – COMMITMENTS AND CONTINGENT LIABILITIES

Clearing Agreement
The Company renewed its clearing agreement with COR, effective May 15, 2015. The term of the agreement is four years and will automatically renew for a one-year term unless the agreement is terminated in writing ninety days prior to the current term's expiration date. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company. The clearing agreement requires the Company to maintain a clearing deposit of at least $100,000 and $50,000 in excess net capital and provides for minimum monthly clearing charges of $5,500.

The agreement contains a termination fee in the event the Company terminates the agreement without cause prior to the four-year term. The termination fee includes but is not limited to the costs of the clearing broker in connection to termination fee, transferring, converting or closing the Company's Customers', monthly fees due on the remaining term of the agreement and 125% of the clearing fee schedule (including minimum monthly fee of $5,500) from the time between termination notice to the termination date or completing the Company's Customer transfer out whichever comes first.

The Company is subject to follow policies set by COR. One of those policy is COR's Correspondent Guidebook for Heightened Risk Securities. Under this policy, COR can impose fines related to the Company selling shares it deems High Risk without first getting approval from COR or if the Company sells more shares than it was approved to sell. The Firm was fined $16,500 under this policy.

Leases
The Company entered into a lease agreement for office space in Palm Beach Gardens, Florida with a commencement date of April 1, 2013 and termination date of March 31, 2016. On February 12, 2016, the Company renewed the lease for an additional two-year term. Rent for the space is $2,536 plus common area maintenance, sales tax, and operating expenses per month and requires a $2,400 security deposit. The initial term of the lease is 36 months. The lease will not be automatically renewed for an additional twelve-month. The lease will be on a month to month basis.

## Note 6 – COMMITMENTS AND CONTINGENT LIABILITIES (continued)

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. The lease agreements are primarily for a two-year term and automatically renew for additional two year terms.

Settlements

The Company was the subject of a FINRA regulatory inquiry. FINRA presented a Waiver and Consent (AWC) monetary fine to the Company. The company accepted the AWC and settled for a fine in the amount of $40,000. The company has a loan payable balance of $20,361 with monthly installment payments due until May of 2019. The $20,361 payable is under "Other" on the Statement of financial Condition as of December 31, 2017.

The Company underwent a cycle regulatory examination by FINRA which commenced in 2016. The FINRA examination team noted an exception which was responded to and addressed by the Company's management. FINRA decided not to take further action related to the exception.

The Company was subject of a FINRA arbitration complaint filed with FINRA Dispute Resolution. The claimants claim lack of supervision by the Company's officers in regards to two registered representatives that defrauded the claimants of funds while working at the Company. The claimants did not have any formal or informal relationship with the Company. The Company settled the arbitration in 2017. The arbitrations settlement amounted to $100,000. The Company has a balance payable of $90,000 which is payable in monthly installments due in the first three months of 2018. The 90,000 payable is under "Other" on the Statement of Financial Condition as of December 31, 2017.

Litigation
The Company is the subject of a litigation regarding an SEC filed action against the Company. The commission alleged that Delaney Equity Group LLC violated section 15C2 of the Exchange Act and Rule 15C2-11 by failing to conduct the analysis required by rule 15C2-11 in connection with the filing of form 211 for certain regulated entities. The Commission further alleged that an officer of the Company aided and abetted the Firm's violation in connection with the submission of the form 211S. Outside counsel represents that the economic impact to the Company cannot be determined at this time but believes the amount will probably not be less than $400,000. The Company has accrued a contingent liability of $400,000 which is under "accrued expenses" on the Statement of Financial Condition as of December 31, 2017.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Concentration

The Company as of December 31, 2017 owned approximately 8% of the shares outstanding of a common stock of an unrelated entity. The Company management has voting and dispositive power over the securities held. The fair value of the common stock as of December 31, 2017 was $100,418 and is under "Securities Owned" on the Statement of Financial Condition as of December 31, 2017.

## Note 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the percentage of aggregate indebtedness to net capital not exceed 1500%.

## Note 8 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code and the Florida Income Tax Code. Under those tax provisions the Company generally does not pay federal income taxes on its taxable income. Instead, the member is liable for individual income taxes on his share of the Company's taxable income for both federal and Florida tax purposes.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its member will not be subject to additional tax, penalties, and interest as a result of such challenge. The federal and state income tax returns of the Company for 2015, 2014, 2013 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

## Note 9 – SUBORDNIATED LOANS – RELATED PARTIES

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to the sole member of the Company. Under the terms of this loan, $94,792 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of the sole member and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The borrowings under subordinated agreements as of December 31, 2017 are as follows:

| Amount | Interest Rate | Effective Date | Maturity Date |
|---|---|---|---|
| $ 200,000 | 12.00% | 5/25/2007 | 5/25/2019 |
| 125,000 | 10.00% | 5/25/2007 | 5/31/2019 |
| 325,000 | | | |
| 94,792 | Accrued interest payable classified as subordinated debt | | |
| $ 419,792 | | | |

## Note 10 – RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2017, interest expense on these loans was $36,500, and $24,000 was paid out on the $200,000 loan. At December 31, 2017 interest payable was $94,792.

## Note 11 – CONCENTRATIONS AND CREDIT RISKS (continued)

Financial Instruments with Off-Balance Sheet Risk
The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at market values of the related securities and will incur a liability if the market value of the securities increases subsequent to December 31, 2017.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, individuals and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counterparty.

Indemnifications
In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements in the future and has not recorded any contingent liability in the financial statement for these

indemnifications.

## Note 12 – SUBSEQUENT EVENTS

Subsequent events were evaluated through date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

## Note 13 – Going Concern

The SEC action filed against the Company as discussed in Note 6 has been referred to Department of Justice which can result in adverse consequences to the Company continuing as a going concern. However, any consequences are unknown at this time.